

June 19, 2012

Via E-mail
Mr. Carlo Bozotti
President and Chief Executive Officer
STMicroelectronics N.V.
39, Chemin du Champ des Filles
Plan-Les-Ouates
Geneva, Switzerland CH-1228

Re: STMicroelectronics N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 1-13546

Dear Mr. Bozotti:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies Using Significant Estimates, page 42

Impairment of Goodwill, page 44

1.   We note your disclosure of the evaluation of goodwill for the Wireless reporting unit. In your response to our prior comment 2 in your letter dated June 9, 2011, you indicated that based on a sensitivity analysis performed in connection with the goodwill impairment analysis in the fourth quarter of 2010, the wireless business would fail the impairment test following further significant declines in yearly sales and gross margins of 10% and 5%, respectively. We note that in 2011, revenues declined 30% and the operating loss increased 68%. Further, we note from your earnings call for the fourth quarter of 2011,

you stated that you anticipated that 2011 would be the turnaround year for the ST-Ericson joint venture that makes up the majority of the Wireless reporting unit but that this did not occur. Notwithstanding these facts, we note that you disclose here that the Wireless segment continued to pass step 1 of the goodwill impairment test in the fourth quarter of 2011. Further, despite the significant sales declines and uncertainty regarding the ST-Ericson operations, you now state that it would take an 18% decline in annual sales to trigger an impairment, which appears to imply that you are now forecasting greater future cash flows from this business than you had forecasted in the prior year evaluation despite the negative trends. Please provide us with a detailed explanation of your goodwill impairment evaluation for the Wireless segment. Address the following:

- Discuss any changes in forecasted revenue and cash flow assumptions for the reporting unit and the basis for such changes.

- Discuss any changes in the key underlying assumptions used in the valuation model for this reporting unit from the fourth quarter of 2010 to the fourth quarter of 2011.

- You state that you have included a 1.5% perpetuity growth rate in the terminal value. Explain your basis for including a perpetuity growth rate in light of the significant declining sales. Also discuss your basis for selecting 1.5% as the terminal growth rate.

- Provide us with additional insight into the methods used to forecast future revenues and cash flows for this reporting unit. Clarify how management has assessed the probability of realization of forecasted future results and how the valuation model accounts for the inherent uncertainty involved with such forecasts.

- We note that in the second quarter of 2012, ST-Ericsson announced a significant restructuring program as part of a plan to improve performance and reduce operating costs. Explain to us how, if at all, the forecasted revenues and cash flows used in the fourth quarter 2011 evaluation of goodwill considered the restructuring plan. If the plan was considered, discuss how management was able to estimate the effect of the restructuring plan considering it had not been finalized. Discuss management's considerations of the uncertainties inherent in such programs.

Notes to Consolidated Financial Statements, page F-7

Note 24 – Financial Instruments and Risk Management, page F-48

– Credit Risk, page F-53

2.   We note that 10.4% of your total sales in 2011 and 11.3% of your outstanding accounts receivable at December 31, 2011 are derived from the Nokia group of companies. Please

> tell us and revise future filings to clarify whether the sales to this customer and the receivables from this customer are concentrated in any one particular segment.

Note 26 – Segment Information, page F-58

3.   We do not see where you have disclosed the amount of depreciation, depletion, and amortization expense included in each segment's results as required by FASB ASC 280-10-50-22. We note that one of the measures used to evaluate segment results is operating profit, of which depreciation and amortization expense is a component. Please revise future filings to provide the required disclosure of depreciation and amortization expense by segment, or otherwise disclose why you are unable to provide the disclosure. Refer to FASB ASC 280-10-55-12 through 55-15. Provide us with a sample of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief